3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE          TSX: COM

Cardiome Closes $20 Million Bought Deal Financing

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Vancouver, September 23, 2003 – Cardiome Pharma Corp. (TSX:COM) (“Cardiome” or the “Company”), today announced the closing of its public offering of 3,810,000 Common Shares at $5.25 per share, in connection with the previously announced agreement with a syndicate of underwriters led by Orion Securities Inc. and Sprott Securities Inc., and including First Associates Investments Inc., Raymond James Ltd., and Research Capital Corporation (the “Underwriters”). Cardiome has granted the Underwriters an over-allotment option to purchase up to 571,500 Common Shares at $5.25 per share, exercisable at any time until 30 days following closing.

“With this financing, we will have almost 3 years of working capital on hand and we are delighted to be in such a strong financial position.” said Doug Janzen, Chief Financial Officer. The proceeds will be used to fund and accelerate the Company’s clinical development programs of RSD1235 and oxypurinol, as well as ongoing operations and administration.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT U.S. REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is Oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop Oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:
Cardiome Pharma Corp.
Don Graham, Director of Corporate Communication
(604) 677-6905 ext. 109
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.